UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

Date: June 22, 2021

Commission File No. 0-53646

Grown Rogue International Inc. (formerly Novicius Corp.)

(Translation of Registrant’s name into English)

340 Richmond Street West

Toronto, Ontario, Canada M5V 1X2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

TABLE OF CONTENTS

1.	News Release – Grown Rogue Acquires Remaining Equity in Subsidiary; Grants Stock Options, as filed on Sedar on May 27, 2021.

2.	News Release – Grown Rogue Appoints Tom Fortner As Chief Operating Officer, as filed on Sedar on June 1, 2021.

3.	Notice of meeting and record date, as filed on Sedar on June 2, 2021.

4.	Notice of meeting and record date (amended), as filed on Sedar on June 3, 2021.

5.	News Release – Grown Rogue Triples Indoor Production in Oregon, as filed on Sedar on June 14, 2021.

6.	News Release – Steve Lightman Transitions to Special Advisor, as filed on Sedar on June 18, 2021.

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated June 22, 2021	GROWN ROGUE INTERNATIONAL INC.
(FORMERLY: NOVICIUS CORP.)

	By:	/s/ Obie Strickler
	Name:	Obie Strickler
	Title:	President & Chief Executive Officer

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